PERSONAL AND CONFIDENTIAL

September 6, 2005

Mr. George Hepburn
1969 Spruce Drive
Glenview, IL 60025

Dear George:

I am pleased to present this offer of employment to join APAC Customer Service, Inc. (“APAC”) as Senior Vice President and Chief Financial Officer, reporting to me. The following terms will apply:

1.	Your start date will be September 19, 2005.

2.	Your starting base salary will be $300,000 on an annualized basis payable bi-weekly This “base salary” is stated for convenience only and is not intended as an annual contract of employment. Your base salary will be reviewed each year at the time when increases for executives of APAC are considered. At the present time that occurs on or about April 1 of each year.

3.	You will be a participant in APAC’s annual Management Incentive Compensation Plan (“MIP”) as it exists from year to year (copy enclosed). We envision an opportunity of 10%-40%-80% for threshold-target-maximum performance, respectively. The payout of MIP will depend on APAC’s meeting its budgeted financial performance and your meeting your individual and team performance goals that will be established each year between you and the executive to whom you report.

4.	You will be entitled to paid vacation of four (4) weeks and will also be entitled to participate in all employee benefit plans and programs extended to employees at the executive level (Benefits Summary enclosed).

5.	Subject to the approval of the Compensation Committee, you will be granted options to purchase 300,000 shares of APAC stock at an exercise price equal to the mean between the high and low prices at which APAC’s common stock trades on the first day of your employment with the Company, as reported by Bloomberg Financial Markets. These options will vest at the rate of 20% per year during the first five years of your employment. A copy of our option agreement is provided for your review.

6.	Upon joining the company, you will receive an Employment Security Agreement, which outlines additional cash compensation protection in the event of “Change in Control” of the Company (a copy of which is enclosed).

7.	As a condition of employment, you will sign an Agreement Protecting Company Interests, a copy of which is enclosed.

8.	Except for (1.) your termination of employment in connection with a “change in control” as defined in the Employment Security Agreement referenced above, or (2.) your termination of employment by APAC “for cause” (Defined as “(i) gross misconduct or gross negligence in the performance of your employment duties; (ii) willful disobedience by you of the lawful directions received from the Company or from the person to whom you directly report or of established policies of the Company; or (iii) commission by you of a crime involving fraud or moral turpitude that can reasonably be expected to have an adverse effect on the business, reputation or financial situation of the Company”), or (3.) your termination as a result of your resignation from employment with the Company other than for Agreed Reason, and provided you sign a then-current Waiver & Release Agreement, APAC will pay you severance equal to (x) the monthly amount of your then-current Base Salary plus (y) the amount necessary to reimburse you for payments you make in connection with your exercise of your rights under COBRA to continue your and your dependants’ medical and dental benefits in accordance with the terms of the Company’s welfare plans as may be in effect from time to time during each of the following twelve (12) months following such termination. Resignation for “Agreed Reason” shall mean a resignation by you prior to any Change of Control if, after notice to the Company and a fifteen day opportunity by the Company to cure, (a) your duties and responsibilities are materially reduced or diminished from those in effect on your commencement of employment without your written consent or you no longer report to the Chief Executive Officer of the Company, or (b) your base salary and the incentive compensation opportunity available to you is reduced in the aggregate and not in accordance with a compensation reduction applicable to all senior executives’ salaries generally. Severance payments will be made in accordance with either this agreement or the prevailing change of control agreement, whichever is more advantageous to you; but in no event will severance payments be made under both agreements. Such payments will be made on APAC’s customary payroll dates in installments equal to your regular biweekly salary, less all applicable withholding taxes. Notwithstanding the foregoing, no amount shall be paid pursuant to this Agreement prior to the date that is at least six months following a termination of employment to the extent such amount would be subject to excise tax under the terms of Section 409A of the Internal Revenue Code of 1986, as amended.

You are not required to mitigate the amount of any severance payment provided for in this letter by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in the Employment Agreement be reduced by any compensation, income or benefit you may receive from any source. In addition, no payments to you under this letter may be subject to any offset or setoff due to any claim the Company or its affiliates may have against you.

9.	This offer is extended contingent upon receipt of a completed Application for Employment, satisfactory references, and adequate results of a background investigation.

10.	You hereby represent and warrant that you are not subject to any covenants, agreements or restrictions, including, without limitation, any covenants, agreements or restrictions arising out of your prior employment or independent contractor relationships, which would be breached or violated by your acceptance of this offer of employment or by your performance of your duties. You acknowledge that it is APAC’s express policy to abstain from the use or disclosure of the trade secrets and proprietary information of third parties, and you hereby expressly covenant that you will not use or disclose trade secrets or proprietary information of third parties while working at APAC.

11.	This letter shall be binding on the Company and any successor to its business or to a majority of its business assets and the Company will require any successor in interest (whether direct or indirect) to expressly observe and agree to perform this letter; provided, however, that no such assumption shall relieve the Company of its obligations.

12.	Any controversy or claim arising out of or relating to this letter or a breach of its provisions, other than a claim for injunctive relief, shall be settled by arbitration in accordance with the Employment Arbitration Rules of the American Arbitration Association in effect at the time demand for arbitration is made by either party. This arbitration shall be conducted before a single arbitrator selected by mutual agreement or three (3) arbitrators if the parties are unable to agree on a single arbitrator within 30 days of the first demand for arbitration. If three arbitrators are necessary, one arbitrator shall be named by APAC, a second shall be named by you and the third shall be named by the two arbitrators so chosen. The arbitration shall occur in either Cook or Lake County, Illinois. In the event of any such dispute and arbitration the non-prevailing party shall be responsible for the fees and expenses paid to the arbitrators and court reporters, but the parties shall be responsible for any respective attorneys’ fees regardless of outcome.

George, we are excited about your joining APAC. If you have any questions please don’t hesitate to contact me.

Sincerely,

APAC CUSTOMER SERVICES, INC.

Robert J. Keller	ACCEPTED BY:
President and Chief Executive Officer

George Hepburn September 14, 2005

KT/ML

C: K. Tulloch